

BUILDING THE FUTURE
OF WELL-BEING
(561) 763-7516
logan@withnucleus.com

## Logan Lenz (He/Him) · 2nd

Creating brands that elevate consciousness and save lives.

Talks about #web3, #marketing, #blockchain, #psychedelics, and #entrepreneurship

Miami-Fort Lauderdale Area · Contact info

6,540 followers · 500+ connections

4 mutual connections: Jonathan Nelson, Rahul Sharma, and 2 others

+ Follow | Message | More

Nucleus

University of Central Florida - College of Business Administration

**Providing services**
Search Engine Optimization (SEO), Digital Marketing, Marketing Consulting, Social Media Marketing, Adverti...
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## Featured

Post

In this edition of Investor Hotseat, Host Dustin Robinso...



Psychedelic Invest
The Investor Hotseat

**Investor Hotseat w/ Roger McIntyre (Braxia) and Dustin...**

15

Link

**How To Build Wealth in Your 20's – by Logan Lenz**
Medium
To all you young people out there, now is your time to shine.

Link



**The 5 Things Startups Need To Grow – by Logan Lenz**
Medium
Beneath the three pillars of People, Product, and Process, there exists five critical components to what I consider steady business growth...

## Activity

6,540 followers

+ Follow

Logan Lenz reshared a post · 2mo

A recent study has revealed that there isn't enough evidence to support the claim that #depression is caused by a chemical imbalance in the brain. ...show more

**New Study Could Lead To Paradigm Shift In The Treatment of Depression | Psychedelic Invest**
psychedelicinvest.com · 5 min read

13

Logan Lenz reshared a post · 2mo

**Compass Pathways Q2 2022 Financial Results - Bullish vs Bearish: Episode #4 | Psychedelic Inv...**
psychedelicinvest.com · 1 min read

Logan Lenz reshared a post · 2mo

In case you didn't know...

**Psychedelics Could Disrupt the $42 Billion a Year Rehab Industry | Psychedelic Invest**
psychedelicinvest.com · 5 min read

2 · 1 comment

Logan Lenz reshared a post · 2mo

This Psychedelic Invest - Insights and Analyses on Psychedelics post is a prime example of the many ways Nucleus is connecting people with opportunities in #psychedelics . ...show more

**Investment Opportunities in Measure 109 | Psychedelic Invest**
psychedelicinvest.com · 6 min read

2 · 1 comment

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## About

My entrepreneurial journey began in middle school when I first taught myself how to code. With nothing more than a foundational understanding and a basic website, I founded "The Trade," a music sharing network that became a daily destination for tens of thousands of live music lovers.
...see more

## Experience

**Chief Executive Officer**
Nucleus · Full-time
Oct 2021 - Present · 1 yr 1 mo
Miami-Fort Lauderdale Area

A venture studio for psychedelic medicines and the millions of lives they improve.

**Contributor**
CityCoins · Freelance
Apr 2021 - Present · 1 yr 7 mos
Bitcoin City

**Founding Member**
YEC
Oct 2010 - Present · 12 yrs 1 mo
Boston, Massachusetts

**Leadership Coach**
Hire Skies
Oct 2016 - Present · 6 yrs 1 mo
Miami/Fort Lauderdale Area

We help workers find their purpose.

**Awesome Website Advisor**
Awesome Website Guys
Mar 2017 - Present · 5 yrs 8 mos
Wilmington, North Carolina, United States

Small businesses can save time, money, and frustration by working with a website partner that...
...see more

Show all 11 experiences →

## Education

**UCF College of Business**
Bachelor's, General Business
2003 - 2008

**Berklee College of Music**
Certificate of Completion, Drums and Percussion
2003 - 2003

## Licenses & certifications

**Dough Trading and Investment Certification**
United Latino Students Association

## Skills

**Online Marketing**
Endorsed by Evan Weber and 11 others who are highly skilled at this
Endorsed by 23 colleagues at MotionPoint
99+ endorsements

**Social Media Marketing**
Endorsed by Evan Weber and 8 others who are highly skilled at this
Endorsed by 20 colleagues at MotionPoint
99+ endorsements

**SEO**
Endorsed by Gaurav Sharma and 1 other who is highly skilled at this
Endorsed by 10 colleagues at MotionPoint
99+ endorsements

Show all 50 skills →

## Recommendations

Received Given

**Austin Lance Butler** · 3rd
Director of Advertising, Republic
November 25, 2020, Austin Lance worked with Logan but they were at different companies

Having served with, alongside, against, and for Logan, at several companies and projects over ~30 years, I can uniquely attest to his relentless, trustworthy, and diverse skillset. His knowledge, experience, and network is expanding faster than the universe, and, at some point, we will all be living, creating, and building, the Lenz empire; and we'll be better for it. A+++

**Bre Bush** · 3rd
Director, Demand Generation at Challenger
August 24, 2020, Bre worked with Logan on the same team

Logan's depth and breadth of knowledge in digital marketing and web development is unmatched. Regardless of what we threw his way, he took it in stride—and across all of our brands, we throw a lot his way! He is a dedicated problem solver with diligent attention to detail and a creative thinker always bringing strategic ideas to the table who can also navigate the nitty gritty and get the work d… ...see more

**Alex Rood** · 2nd
Driving Self-Awareness and Self-Governance in Web3 | Coinbase | BizDev | DevRel | ICF Coach | Learner
November 3, 2017, Alex worked with Logan on the same team

Having worked with Logan at multiple companies, in multiple capacities, I can confidently say that he is a top-notch professional and an even better human being. His creativity, passion, and energy that is poured into the work he does makes Logan an amazing team player and a thought leader in the endeavors he pursues. I truly look forward to the opportunity to work with Logan again.

Show all 15 received →

## Publications

**Mashable!**

Mashable.com · Jun 3, 2013

Show publication

I am often featured as a commentator on Mashable.com.

**Inc.**
Inc. Magazine · Apr 18, 2013

Show publication

Marketing on LinkedIn.

**Technori**
Technori.com · Mar 7, 2013

Show publication

Discussing business strategies.

Show all 15 publications →

## Projects

**Gorman Health Group**
May 2018 - Present

Associated with Endagon Studios

Show project

**Convey Health Solutions**
Aug 2017 - Present

Associated with Endagon Studios

Show project

**Lil Mogul**
May 2013 - Present

Show project

More information to come.

Show all 26 projects →

## Languages

**English**
Native or bilingual proficiency

**Greek**
Limited working proficiency

**Spanish**
Limited working proficiency

## Test scores

**Wonderlic**
Score: 32 · Mar 2010

Associated with Songclash

Highest score on the team.

## Organizations

**Rock For Hunger**
Board Member · May 2006 - Mar 2009

Associated with Rock for Hunger

## Causes

Arts and Culture • Education • Disaster and Humanitarian Relief • Poverty Alleviation • Science and Technology

## Interests

Influencers Companies Groups Schools



**Gary Vaynerchuk** · 2nd
Chairman of VaynerX, CEO of VaynerMedia, 5-Time NYT Bestselling Author, Text Me: 212-931-5731
5,288,991 followers

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**Adam Grant** · 3rd
Organizational psychologist at Wharton, #1 NYT bestselling author of THINK AGAIN, and host of the TED podcast WorkLife
4,924,968 followers

+ Follow

Show all 6 influencers →